

January 31, 2012

<u>Via Fax</u>
Mr. James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin 53717

      Re: Great Wolf Resorts, Inc.
             Form 10-K for the year ended December 31, 2010
             Filed February 25, 2011
             File No. 0-51064

Dear Mr. Calder:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Jessica Barberich
      Assistant Chief Accountant